International Energy, Inc.
1200 G Street, NW Suite 800 Washington
District of Columbia 20005

By Edgar

May 27, 2009

United States Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20548
Attention: H. Christopher Owings, Assistant Director
Mail Stop 3561

Re:	International Energy, Inc.--Response to Letter dated May 15, 2009
File No. 333-52040

Dear Sir:

I am authorized by International Energy, Inc. (the “Company”) to submit the following responses on its behalf to your letter of May 15, 2009 (the “May 15th Letter”) setting forth various comments (collectively, the “Staff Comments”) with respect to the following filings made by the Company:

Form 10-K for the Fiscal Year Ended March 31, 2008, filed June 2, 2008;
Form 10-Q for the Fiscal Quarter Ended June 30, 2008, filed August 14, 2008;
Form 10-Q for the Fiscal Quarter Ended September 30, 2008, filed August 14, 2008; and
Form 10-Q for the Fiscal Quarter Ended December 31, 2008, filed February 13, 2009.

The numbered responses are keyed sequentially to the numbered paragraphs in the May 15th Letter.

Form 10-K for Fiscal Year Ended March 31, 2008

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 6

1.	The Company proposes to amend its filing to read in part as follows:

The securities that were issued to the Investors in the Private Placement were not registered under the Securities Act and were offered and sold pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder; these securities may not be offered or sold by the Investors absent registration or an applicable exemption from the registration requirements of the Securities Act.

International Energy, Inc.

Securities and Exchange Commission
May 27, 2009
Re: SEC Comment Letter dated May 15, 2009
Attention: H. Christopher Owings

Results of Operations, Page 8
Results of operations for Years Ended March 31, 2008 and 2007, page 8

2.     The Company opted to delete the sixth paragraph on page eight in its entirety and replace it with the discussion regarding operating expenses, excluding “research and development” expense because the amount incurred for research and development expense was already quantified and discussed separately in paragraph seven, immediately following paragraph six.

In order to further clarify, the Company proposes to delete the entire section titled “Results of Operations for Years Ended March 31, 2008 and 2007” in its entirety and replace it with the following:

Operating expenses, excluding research and development, were $295,636 and $218,985 during the years ended March 31, 2008 and 2007.  This increase of $76,651 was partially attributable to an increase in investor relations expense of $227,000 incurred during the fiscal year ended March 31, 2008 offset by decreases of stock based compensation of $54,443 and the write off of oil, gas and mineral leases of $112,000.

Investor relations costs represent fees paid to publicize our technology within the investor community with the purpose of increasing our recognition and branding, and to facilitate the efforts to raise funds in equity or debt financings.

We incurred $227,000 in investor relations during the year ended March 31, 2008 compared to $0 during the same period in 2007 because we retained the services of an investor relations firm in November 2007 which resulted in the completion of raising gross proceeds of $2,400,000 under the terms of the 2008 Private Offering, which closed in April 2008.

During the years ended March 31, 2008 and 2007, stock compensation expense of $0 and $54,443 was recognized for options previously granted and vesting over time.

On June 13, 2005, we entered into a Joint Venture Agreement with Reserve Oil and Gas, Inc. for the purpose of purchasing oil and gas leases, drilling, completing oil and gas wells and the resale of acquired leases. We paid cash $112,000 to purchase four leases totaling 312.7 acres in Sevier County, Utah. We abandoned the properties and wrote off the cost of $112,000 on March 31, 2007.  On June 11, 2007, we terminated the Joint Venture Agreement with Reserve Oil and Gas, Inc.

In the year ended March 31, 2008, we also incurred $89,505 in research and development expenses, compared to $0 of research and development costs that we incurred in the same period in 2007 as we entered into a research agreement with The Regents of the University of California on September 17, 2007.

International Energy, Inc.

Securities and Exchange Commission
May 27, 2009
Re: SEC Comment Letter dated May 15, 2009
Attention: H. Christopher Owings

Interest income increased 38% to $2,893 in the year ended March 31, 2008, from $2,098 during the same period in 2007. This was the result of higher average cash balances maintained during 2008.

Our net loss in the year ended March 31, 2008 increased 83% to $411,934, from $224,862 in the same period in 2007 due in increased investor relations expenses and research and development costs..

Item 9A(T). Controls and Procedures, page 25

Evaluation of Disclosure Controls and Procedures, page 25

3.      The second paragraph of the Company’s response dated April 27, 2009 to Staff Comment eight of its March 26th Letter was not intended to be part of the proposed disclosure.  It was intended to address subsequent comments 16, 18 and 22 of the March 26th Letter which referred to addressing Staff Comments in subsequent quarterly filings.  To clarify, the Company has deleted the second paragraph.  For its fiscal year ended March 31, 2008, the Company revises its language regarding its evaluation of disclosure controls and procedures to state the following:

Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this annual report. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded as of March 31, 2008 that the Company’s disclosure controls and procedures were effective such that the information required to be disclosed in the Company’s United States Securities and Exchange Commission (the “SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company will revise all future SEC filings to reflect the appropriate disclosures.

Evaluation of and Report on Internal Control over Financial Reporting, page 25

4.      The Company revises its language regarding its Evaluation of and Report on Internal Controls over Financial Reporting to state the following:

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2008.

International Energy, Inc.

Securities and Exchange Commission
May 27, 2009
Re: SEC Comment Letter dated May 15, 2009
Attention: H. Christopher Owings

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibits

5.      The Company’s auditor has provided its consent which will be filed as an exhibit to an amended Form 10KSB as suggested by the Staff; please note that the Company has not issued any shares registered on the Form S-8 registration statement and does not intend to do so until such time as the registration statement is current.

Exhibits 31.1 and 31.2, Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6.      The Company has revised exhibits 31.1 and 31.2 (as attached) to reflect the exact language as set forth in Item 601(b)(31) of Regulation S-K.

The Company will revise all future SEC filings to reflect the required language as set forth in Item 601(b)(31) of Regulation S-K or any successor rule or regulation.

Amendment No. 3 to Registration Statement on Form S-1.

7.      The Company acknowledges the Staff’s comment.

8.      The Company will file an amendment to the Form S-1 so as to provide a signature line for the authorized representative of the Company and separately provide for the signatures of each of the required offices and a majority of the directors.  The signature page will also identify Mr. Charles Bell as its Chief Financial Officer.

International Energy, Inc.

Securities and Exchange Commission
May 27, 2009
Re: SEC Comment Letter dated May 15, 2009
Attention: H. Christopher Owings

Please note that the Company, to the extent applicable, will conform its future filings to comply with the Staff Comments.

We hope that you find the foregoing responsive to the Staff’s comments and appreciate your attention to this filing.  Any questions regarding the Company’s response may be directed to Charles Bell, Chief Executive Officer and Chief Financial Officer, at (800) 676-1006.

Very truly yours,

/s/ Charles Bell
Charles Bell
Chief Executive Officer and Chief Financial Officer